SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission file numbers: 0-23876 and 1-03439

SMURFIT-STONE CONTAINER CORPORATION SAVINGS PLAN

JEFFERSON SMURFIT CORPORATION HOURLY SAVINGS PLAN

SMURFIT PACKAGING CORPORATION SAVINGS PLAN

SMURFIT-STONE CONTAINER CORPORATION HOURLY SAVINGS PLAN

ST. LAURENT PAPERBOARD HOURLY SAVINGS PLAN

(Full title of the plans)

SMURFIT-STONE CONTAINER CORPORATION

150 North Michigan Avenue

Chicago, Illinois 60601

(Name of issuer of the securities held pursuant to the plans and address of its principal executive office)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Smurfit-Stone Container Corporation Savings Plan

Years Ended December 31, 2003 and 2002

Smurfit-Stone Container Corporation Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

The Administrative Committee

Smurfit-Stone Container Corporation Retirement Plans

We have audited the accompanying statements of net assets available for benefits of Smurfit-Stone Container Corporation Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

May 27, 2004

A Member Practice of Ernst & Young Global

Smurfit-Stone Container Corporation Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments, at fair value	$722,518,155	$582,727,200
Guaranteed investment contracts, at contract value	44,371,852	45,957,984
Cash	2,145,458	123,514
Employee contribution receivable	47,275	1,054,392
Employer contribution receivable	3,520,170	1,108,306

Net assets available for benefits	$772,602,910	$630,971,396

See accompanying notes.

Smurfit-Stone Container Corporation Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2003	2002
Additions
Interests and dividends	$13,627,391	$15,395,021
Transfer of participant accounts from affiliated plan	190,785	1,505,234

Contributions:
Employees	38,374,988	37,990,261
Employer	16,940,060	16,163,061

Total additions	69,133,224	71,053,577

Deductions
Withdrawals by participants	(43,372,257)	(55,266,210)
Administration expenses	(57,047)	(56,050)

Total deductions	(43,429,304)	(55,322,260)

Net realized and unrealized appreciation (depreciation) in fair values of investments	115,927,594	(68,798,141)

Net increase (decrease)	141,631,514	(53,066,824)

Net assets available for benefits:
Beginning of year	630,971,396	684,038,220

End of year	$772,602,910	$630,971,396

See accompanying notes.

Smurfit-Stone Container Corporation Savings Plan

Notes to Financial Statements

December 31, 2003

1. Description of the Plan

The following description of the Smurfit-Stone Container Corporation Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. Jefferson Smurfit Corporation (U.S.) (the Company or JSC (U.S.)) is the Plan’s sponsor. The Company is a wholly owned subsidiary of Smurfit-Stone Container Corporation (SSCC).

General

The Plan is a defined contribution plan covering employees of the Company and its adopting subsidiaries and affiliates except for (1) those employees covered by a collective bargaining agreement which provides for retirement benefits, (2) nonresident aliens, and (3) substantially all hourly employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute on a pretax basis from 1% to 20% of eligible compensation (effective January 1, 2004, from 1% to 40%) as defined by the Plan. Participants may also contribute amounts on an after-tax basis with a combined limit up to 40%. The Company makes matching contributions up to the lesser of 70% of the first 6% of eligible compensation deferred by a participant or half of the elective contribution limit. Employer contributions are made in the form of cash invested in SSCC common stock. Effective July 1, 2002, all employer contributions may be exchanged into investment options desired by the participant. All contributions are subject to applicable limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contribution, and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Smurfit-Stone Container Corporation Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Forfeitures

Forfeitures of non-vested amounts are used to offset employer contributions. At December 31, 2003, the Company had approximately $553,000 in forfeitures which will be used to offset future employer contributions.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of service, vesting in 20% of the employer match each year.

Investment Options

Upon enrollment in the Plan, the participant may direct contributions into various trusteed mutual funds or SSCC common stock. All participant contributions are participant-directed. The employer matching contributions and any specifically directed employee contributions are invested in the SSCC Common Stock Fund. Effective July 1, 2002, all employer contributions may be exchanged into investment options desired by the participant. Certain employees have a portion of their investment held in the Exxon Mobil Corporation Common Stock Fund. Contributions are no longer permitted into this fund. Prior to September 2002, certain participants also held shares of Jefferson Smurfit Group plc (JS Group) common stock.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, excluding Company matching contributions. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range from 1 year to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

Smurfit-Stone Container Corporation Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Distributions

The balance in a participant’s account is distributable upon termination of the participant’s employment for any reason, including death, retirement, permanent disability, resignation, or dismissal. The distribution will be made in the form of either a lump-sum payment or installment payments. Participant balances in the SSCC Company Stock Fund or Exxon Mobil Corporation Common Stock Fund are distributable in shares of common stock or cash, at the participant’s election. All other distributions are in cash. Inactive participants who have attained the age of 70 1/2 receive distributions in accordance with the Internal Revenue Service (IRS) minimum required distribution rules.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are reported on the accrual basis of accounting.

Investment Valuation and Income Recognition

The investments of the Plan in mutual funds are valued at fair value as determined by the trustee based upon quoted market prices. Common stock is based on closing stock prices on national stock exchanges. Participant loans are valued at cost, which approximates market. Frozen Fixed Income Fund value equals contract value or cost plus accrued interest, which approximates fair value.

Dividend income is accrued on the ex-dividend date.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Smurfit-Stone Container Corporation Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Administrative Expenses

Legal expenses are paid by the Company, and other administrative expenses are paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Withdrawals

Withdrawals are recorded when paid.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31
	2003	2002
SSCC Common Stock Fund (7,081,650 and 8,157,222 shares of common stock)	$131,506,240	$125,539,647

Exxon Mobil Corporation Common Stock Fund (1,830,839 and 2,017,893 shares of common stock)	75,065,331	70,505,181

T. Rowe Price Frozen Fixed Income Fund (44,371,851 and 45,957,984 shares of mutual fund)	44,371,852	45,957,984

T. Rowe Price Equity Income Fund (5,145,233 and 4,988,020 shares of mutual fund)	124,308,833	98,712,907

T. Rowe Price Personal Strategy Balanced Fund (3,246,084 and 3,160,538 shares of mutual fund)	53,625,300	42,888,497

T. Rowe Price Blended Stable Value Fund (93,516,940 and 81,583,275 shares of mutual fund)	93,516,940	81,583,275

T. Rowe Price Blue Chip Growth Fund (2,421,588 and 2,203,526 shares of mutual fund)	68,894,188	48,367,389

Smurfit-Stone Container Corporation Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2003	2002
Mutual funds	$80,397,257	$(63,368,945)
Common stock	35,530,337	(5,429,196)

	$115,927,594	$(68,798,141)

4. Non-Participant-Directed Investments

Effective July 1, 2002, all employer contributions may be exchanged into investment options desired by the participant. As such, beginning July 1, 2002, no investments are classified as non-participant-directed.

Information about the significant components of the changes in net assets relating to the SSCC Common Stock Fund (which was non-participant-directed until July 1, 2002) and JS Group common stock is as follows:

Year Ended December 31, 2002
Beginning balance, SSCC Common Stock Fund	$107,448,347
Contributions	18,298,978
Net appreciation	2,255,073
Forfeitures	(245,783)
Benefits paid to participants	(7,350,164)
Net transfers from participant-directed investments and JS Group Common Stock Fund	5,133,196

Ending balance, SSCC Common Stock Fund	$125,539,647

Smurfit-Stone Container Corporation Savings Plan

Notes to Financial Statements (continued)

4. Non-Participant-Directed Investments (continued)

Year Ended December 31, 2002
Beginning balance, JS Group Common Stock Fund	$13,540,521
Net appreciation and dividends	1,701,004
Forfeitures	(1,341)
Benefits paid to participants	(587,006)
Net transfers to participant-directed investments and SSCC Common Stock Fund	(14,653,178)

Ending balance, JS Group Common Stock Fund	$—

5. Fund With Guaranteed Investment Contracts

The Plan has investments in the T. Rowe Price Frozen Fixed Income Fund, which holds guaranteed investment contracts for the exclusive benefit of plan participants. The fund is credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses. The investment in the guaranteed investment contract fund is included in the financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses), because the underlying contracts are fully benefit-responsive. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

However, withdrawals influenced by Company-initiated events may result in a distribution at other than contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contracts at December 31, 2003 and 2002, was $44,371,852 and $45,957,984, respectively. The average yield and crediting interest rates were approximately 4.27% and 5.61% for 2003 and 2002, respectively.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

Smurfit-Stone Container Corporation Savings Plan

Notes to Financial Statements (continued)

7. Plan Tax Status

The Plan has received a determination letter from the IRS dated May 15, 2003, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan’s administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

Supplemental Schedule

Smurfit-Stone Container Corporation Savings Plan

EIN 36-2659288 Plan #062

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issuer	Description of Assets	Current Value
SSCC Common Stock Fund*	7,081,650 shares of common stock	$131,506,240

Exxon Mobil Corporation Common Stock Fund	1,830,839 shares of common stock	75,065,331

T. Rowe Price Frozen Fixed Income Fund*	44,371,851 shares of mutual funds	44,371,852

T. Rowe Price Spectrum Income Fund*	1,182,621 shares of mutual funds	13,919,520

T. Rowe Price New Income Fund*	313,533 shares of mutual fund	2,837,478

T. Rowe Price Equity Income Fund*	5,145,233 shares of mutual fund	124,308,833

T. Rowe Price Personal Strategy Balanced Fund*	3,246,084 shares of mutual fund	53,625,300

T. Rowe Price New Horizons Fund*	1,500,983 shares of mutual fund	37,224,381

T. Rowe Price International Stock Fund*	1,051,203 shares of mutual fund	12,078,328

Fidelity Contra Fund	304,937 shares of mutual fund	15,048,654

Fidelity Value Fund	316,109 shares of mutual fund	19,619,982

Putnam New Opportunities Fund	512,605 shares of mutual fund	19,335,475

T. Rowe Price Blended Stable Value Fund*	93,516,940 shares of mutual fund	93,516,940

Equity Index Trust (S&P 500)	594,283 shares of mutual fund	18,345,504

T. Rowe Price Personal Strategy Income Fund*	331,378 shares of mutual fund	4,596,207

T. Rowe Price Personal Strategy Growth Fund*	454,319 shares of mutual fund	8,772,896

T. Rowe Price Summit Cash Reserves Fund*	8,802,052 shares of mutual fund	8,802,052

T. Rowe Price Small Capitalization Value Fund*	220,646 shares of mutual fund	6,484,776

T. Rowe Price Blue Chip Growth Fund*	2,421,588 shares of mutual fund	68,894,188

Participant loans*	Interest rates range from 4.00% to 4.25%, maturities through 2018	8,536,071

		$766,890,007

*	Parties-in-interest.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Smurfit-Stone Container Corporation Hourly Savings Plan

Years Ended December 31, 2003 and 2002

Smurfit-Stone Container Corporation Hourly Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

The Administrative Committee

Smurfit-Stone Container Corporation Retirement Plans

We have audited the accompanying statements of net assets available for benefits of the Smurfit-Stone Container Corporation Hourly Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

May 27, 2004

A Member Practice of Ernst & Young Global

1

Smurfit-Stone Container Corporation Hourly Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments, at fair value	$155,847,301	$116,962,980
Guaranteed investment contracts, at contract value	17,049,855	17,750,008
Cash	50,856	30,535
Employee contribution receivable	257,518	253,123
Employer contribution receivable	300,143	19,197

Net assets available for benefits	$173,505,673	$135,015,843

See accompanying notes.

2

Smurfit-Stone Container Corporation Hourly Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2003	2002
Additions:
Interest and dividends	$3,140,158	$3,409,149
Contributions:
Employees	14,550,370	14,953,482
Employer	3,581,690	3,536,850

Total additions	21,272,218	21,899,481
Deductions:
Net transfer of participants to other plan	(81,345)	(744,461)
Withdrawals by participants	(8,699,099)	(9,693,917)
Administrative expenses	(21,000)	(20,000)

Total deductions	(8,801,444)	(10,458,378)
Net realized and unrealized appreciation (depreciation) in fair value of investments	26,019,056	(21,397,389)

Net increase (decrease)	38,489,830	(9,956,286)
Net assets available for benefits:
Beginning of year	135,015,843	144,972,129

End of year	$173,505,673	$135,015,843

See accompanying notes.

3

Smurfit-Stone Container Corporation Hourly Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

1. Description of the Plan

The following description of the Smurfit-Stone Container Corporation Hourly Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. Stone Container Corporation (the Company or SCC) is the plan sponsor. The Company is a wholly owned subsidiary of Smurfit-Stone Container Corporation (SSCC).

General

The Plan is a defined contribution plan covering all eligible hourly employees of the Company and its adopting subsidiaries and affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute on a pretax basis from 1% to 25% of eligible compensation up to the maximum amount permitted by the Internal Revenue Code (the Code) and subject to the other limitations included in various supplements to the plan document.

The Company contributes, on behalf of each participant who is eligible to share in employer contributions, a matching contribution equal to a percentage of each participant’s deferred compensation, subject to various limitations outlined in supplements to the plan document. During 2001, certain locations adopted an amendment which specifies that the employer contributions be made in the form of cash invested in SSCC common stock. For these locations, effective July 1, 2002, all employer contributions may be exchanged into investment options desired by the participant.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contribution, and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4

Smurfit-Stone Container Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of accounts plus actual earnings thereon is based on the location where the participant is employed and the locally negotiated organized labor contract.

Forfeitures

Forfeitures of non-vested amounts are used to offset future employer contributions. At December 31, 2003, the Company had approximately $11,000 in forfeitures which will be used to offset future employer contributions.

Investment Options

Upon enrollment in the Plan, the participant may direct contributions into various trusteed mutual funds and SSCC common stock. All participant contributions are participant-directed. The employer matching contributions are initially invested in the SSCC Company Stock Fund and may be immediately reinvested according to participant direction, as determined by the labor contract.

Distributions

The balance in a participant’s account is distributable upon termination of the participant’s employment for any reason, including death, retirement, permanent disability, resignation, or dismissal. The distribution will be made in the form of a lump-sum payment or in two or more installments as elected by the participant. Inactive participants who have attained the age of 70 1/2 receive distributions in accordance with the Internal Revenue Service (IRS) minimum required distribution rules.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

5

Smurfit-Stone Container Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Termination

Although it has not expressed any intent to do so, the Company reserves the right to discontinue the Plan at any time, subject to the terms of ERISA. If the Plan is terminated, each participant’s account balance will be distributed as directed by the participant or to the named beneficiaries.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Administrative Expenses

Legal expenses are paid by the Company, and other administrative expenses are paid by the Plan.

Investment Valuation

The investments of the Plan in mutual funds are valued at fair value as determined by the trustee based upon quoted market prices. Common stock is valued based on closing stock prices on national stock exchanges. Frozen Fixed Income Fund value equals contract value or cost plus accrued interest, which approximates fair value.

Dividend income is accrued on the ex-dividend date.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

6

Smurfit-Stone Container Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Payment of Withdrawals

Withdrawals are recorded when paid.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31
	2003	2002
T. Rowe Price Personal Strategy Balanced Fund (1,232,454 and 1,155,599 shares of mutual fund)	$20,360,152	$15,681,484

T. Rowe Price Equity Income Fund (1,529,159 and 1,438,619 shares of mutual fund)	36,944,485	28,470,266

T. Rowe Price Blue Chip Growth Fund (1,448,774 and 1,374,489 shares of mutual fund)	41,217,639	30,170,036

T. Rowe Price Frozen Fixed Income Fund (17,049,854 and 17,750,008 shares of mutual fund)	17,049,855	17,750,008

T. Rowe Price Blended Stable Value Fund (21,989,272 and 18,415,466 shares of mutual fund)	21,989,273	18,451,466

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2003	2002
Mutual funds	$24,617,029	$(21,323,871)
Common stock	1,402,027	(73,518)

	$26,019,056	$(21,397,389)

7

Smurfit-Stone Container Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

4. Fund With Guaranteed Investment Contracts

The Plan has investments in the T. Rowe Price Frozen Fixed Income Fund, which holds guaranteed investment contracts for the exclusive benefit of plan participants. The fund is credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses. The investment in the guaranteed investment contract fund is included in the financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses), because the underlying contracts are fully benefit-responsive. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events may result in a distribution at other than contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contracts at December 31, 2003 and 2002, was $17,049,855 and $17,750,008, respectively. The average yield and crediting interest rates were approximately 4.27% and 5.21% for 2003 and 2002, respectively.

5. Non-Participant-Directed Investments

Effective July 1, 2002, all employer contributions may be exchanged into investment options desired by the participant. As such, beginning July 1, 2002, no investments are classified as non-participant-directed.

Information about the significant components of the changes in net assets relating to the SSCC Common Stock Fund (which was non-participant-directed until July 1, 2002) is as follows:

Year Ended December 31, 2002
Beginning balance, SSCC Common Stock Fund	$4,900,187
Contributions	1,329,948
Net depreciation	(73,518)
Benefits paid to participants	(237,456)
Transfers to participant-directed investments	(499,625)

Ending balance, SSCC Common Stock Fund	$5,419,536

8

Smurfit-Stone Container Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

6. Plan Tax Status

The Plan has received a determination letter from the IRS dated December 15, 2003 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

9

Supplemental Schedule

Smurfit-Stone Container Corporation Hourly Savings Plan

EIN 36-2041256 Plan #043

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issuer	Description of Assets	Current Value
SSCC Common Stock Fund*	374,201 shares of common stock	$6,948,915

T. Rowe Price Blended Stable Value Fund*	21,989,272 shares of mutual fund	21,989,273

T. Rowe Price Frozen Fixed Income Fund*	17,049,854 shares of mutual fund	17,049,855

T. Rowe Price International Stock Fund*	59,762 shares of mutual fund	686,676

T. Rowe Price New Horizons Fund*	194,901 shares of mutual fund	4,833,544

T. Rowe Price Personal Strategy Balanced Fund*	1,232,454 shares of mutual fund	20,360,152

T. Rowe Price Equity Income Fund*	1,529,159 shares of mutual fund	36,944,485

Fidelity Value Fund	33,869 shares of mutual fund	2,102,252

Fidelity Contra Fund	60,586 shares of mutual fund	2,989,960

Putnam New Opportunities Fund	219,153 shares of mutual fund	8,266,465

Equity Index Trust (S&P 500)	81,416 shares of mutual fund	2,513,327

T. Rowe Price Personal Strategy Income Fund*	28,700 shares of mutual fund	398,074

T. Rowe Price Personal Strategy Growth Fund*	50,177 shares of mutual fund	968,921

T. Rowe Price Summit Cash Reserves Fund*	3,804,170 shares of mutual fund	3,804,170

T. Rowe Price Spectrum Income Fund*	87,751 shares of mutual fund	1,032,839

T. Rowe Price Blue Chip Growth Fund*	1,448,774 shares of mutual fund	41,217,639

T. Rowe Price New Income Fund*	36,009 shares of mutual fund	325,883

T. Rowe Price Small Capitalization Value Fund*	15,812 shares of mutual fund	464,726

		$172,897,156

*	Parties-in-interest.

10

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Jefferson Smurfit Corporation Hourly Savings Plan

Years Ended December 31, 2003 and 2002

Jefferson Smurfit Corporation Hourly Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

The Administrative Committee

Smurfit-Stone Container Corporation Retirement Plans

We have audited the accompanying statements of net assets available for benefits of Jefferson Smurfit Corporation Hourly Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

May 27, 2004

A Member Practice of Ernst & Young Global

1

Jefferson Smurfit Corporation Hourly Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Cash	$27,881	$64,653
Investments, at fair value	105,495,714	81,093,550
Employer contribution receivable	182,380	53,531
Employee contribution receivable	343,386	340,441

Net assets available for benefits	$106,049,361	$81,552,175

See accompanying notes.

2

Jefferson Smurfit Corporation Hourly Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2003	2002
Additions:
Interest and dividends	$1,446,587	$1,555,737

Contributions:
Employees	9,726,037	10,398,234
Employer	2,216,796	2,324,672

Total additions	13,389,420	14,278,643

Deductions:
Net transfers of participant accounts to other plans	(218,397)	(711,691)
Withdrawals by participants	(7,042,572)	(8,005,703)
Administrative expenses	(13,998)	(15,000)

Total deductions	(7,274,967)	(8,732,394)

Net realized and unrealized appreciation (depreciation) in fair values of investments	18,382,733	(11,270,007)

Net increase (decrease)	24,497,186	(5,723,758)

Net assets available for benefits:
Beginning of year	81,552,175	87,275,933

End of year	$106,049,361	$81,552,175

See accompanying notes.

3

Jefferson Smurfit Corporation Hourly Savings Plan

Notes to Financial Statements

December 31, 2003

1. Description of Plan

The following description of Jefferson Smurfit Corporation Hourly Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. Jefferson Smurfit Corporation (U.S.) (the Company or JSC (U.S.)) is the Plan’s sponsor. The Company is a wholly owned subsidiary of Smurfit-Stone Container Corporation (SSCC).

General

The Plan is a defined contribution plan established January 1, 1992, covering all eligible hourly employees of the Company and its adopting subsidiaries and affiliates. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute from 1% to 20% of eligible compensation as defined by the Plan. The Company and other affiliated participating employers within the controlled group contribute matching contributions of 0% to 50% of eligible compensation that a participant contributes to the Plan subject to maximum dollar amounts as provided by the Plan or applicable collective bargaining agreements. Under current plan provisions, employer contributions may be in the form of cash or initially invested in SSCC common stock. Effective July 1, 2002, all employer contributions may be exchanged into investment options desired by the participant. All contributions are subject to applicable limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the matching contribution, and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of service, vesting in 20% of the employer match each year.

4

Jefferson Smurfit Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Forfeitures

Forfeitures of non-vested amounts are used to offset employer contributions. At December 31, 2003, the Company had approximately $22,000 in forfeitures which will be used to offset future employer contributions.

Distributions

The balance in a participant’s account is distributable upon termination of the participant’s employment for any reason, including death, retirement, permanent disability, resignation, or dismissal. The distribution will be made in the form of either a lump-sum payment or installment payments. Participant balances in the SSCC Company Stock Fund are distributable in shares of SSCC common stock or cash, at the participant’s election. All other distributions are in cash. Participants who have attained the age of 70 1/2 receive distributions in accordance with the Internal Revenue Service (IRS) minimum required distribution rules.

Investment Options

Upon enrollment in the Plan, the participant may direct contributions into various trusteed mutual funds or SSCC common stock. All participant contributions are participant-directed. The employer matching contributions and any specifically directed employee contributions are invested in the SSCC Common Stock Fund. Prior to September 2002, certain employees had a portion of their investment held in shares of Jefferson Smurfit Group, plc (JS Group) common stock.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

5

Jefferson Smurfit Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are reported on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments in mutual funds are valued at fair value as determined by the trustee based on quoted market prices. Common stock is based on closing stock prices on national stock exchanges.

Dividend income is accrued on the ex-dividend date.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Administrative Expenses

Legal expenses are paid by the Company, and other administrative expenses are paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Withdrawals

Withdrawals are recorded when paid.

6

Jefferson Smurfit Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31
	2003	2002
SSCC Common Stock Fund (1,109,202 and 1,132,226 shares of common stock)	$20,597,898	$17,424,961
T. Rowe Price Blue Chip Growth Fund (324,985 and 285,227 shares of mutual fund)	9,245,845	6,260,739
T. Rowe Price Blended Stable Value Fund (14,673,922 and 12,985,101 shares of mutual fund)	14,673,922	12,985,101
T. Rowe Price New Horizons Fund (519,225 and 478,630 shares of mutual fund)	12,876,790	7,950,052
T. Rowe Price Personal Strategy Balanced Fund (501,976 and 502,578 shares of mutual fund)	8,292,658	6,819,989
T. Rowe Price Equity Income Fund (847,781 and 822,117 shares of mutual fund)	20,482,404	16,269,688

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2003	2002
Mutual funds	$14,696,055	$(11,196,401)
Common stock	3,686,678	(73,606)

	$18,382,733	$(11,270,007)

4. Non-Participant-Directed Investments

Effective July 1, 2002, all employer contributions may be exchanged into investment options desired by the participant. As such, beginning July 1, 2002, no investments are classified as non-participant-directed.

7

Jefferson Smurfit Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

4. Non-Participant-Directed Investments (continued)

Information about the significant components of the changes in net assets relating to the SSCC Common Stock Fund (which was non-participant-directed until July 1, 2002) and the JS Group Common Stock Fund is as follows:

Year Ended December 31, 2002
Beginning balance, SSCC Common Stock Fund	$15,987,891
Contributions	2,708,974
Net depreciation	(111,999)
Benefits paid to participants	(882,811)
Net transfers to participant-directed investments or other SSCC plans	(277,094)

Ending balance, SSCC Common Stock Fund	$17,424,961

Year Ended December 31, 2002
Beginning balance, JS Group Common Stock Fund	$759,206
Net appreciation and dividends	52,904
Distributions	(30,264)
Transfers to SSCC Common Stock Fund	(781,846)

Ending balance, JS Group Common Stock Fund	$—

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

10

Jefferson Smurfit Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

6. Tax Status

The Plan has received a determination letter from the IRS dated May 15, 2003, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan’s administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

9

Supplemental Schedule

Jefferson Smurfit Corporation Hourly Savings Plan

EIN 36-2659288 Plan #063

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issuer	Description of Investment	Current Value
SSCC Common Stock Fund*	1,109,202 shares of common stock	$20,597,898

T. Rowe Price Equity Income Fund*	847,781 shares of mutual fund	20,482,404

T. Rowe Price Personal Strategy Balanced Fund*	501,976 shares of mutual fund	8,292,658

T. Rowe Price New Horizons Fund*	519,225 shares of mutual fund	12,876,790

T. Rowe Price International Stock Fund*	184,256 shares of mutual fund	2,117,105

Fidelity Contra Fund	51,445 shares of mutual fund	2,538,818

Fidelity Value Fund	23,927 shares of mutual fund	1,485,195

Putnam New Opportunities Fund	112,559 shares of mutual fund	4,245,761

T. Rowe Price Blended Stable Value Fund*	14,673,922 shares of mutual fund	14,673,922

Equity Index Trust (S&P 500)	114,559 shares of mutual fund	3,536,438

T. Rowe Price Personal Strategy Income Fund*	36,614 shares of mutual fund	507,843

T. Rowe Price Personal Strategy Growth Fund*	75,069 shares of mutual fund	1,449,589

T. Rowe Price Summit Cash Reserves Fund*	1,406,274 shares of mutual fund	1,406,274

T. Rowe Price Spectrum Income Fund*	135,262 shares of mutual fund	1,592,042

T. Rowe Price Blue Chip Growth Fund*	324,985 shares of mutual fund	9,245,845

T. Rowe Price New Income Fund*	17,446 shares of mutual fund	157,889

T. Rowe Price Small Capitalization Fund*	9,841 shares of mutual fund	289,243

		$105,495,714

*	Parties-in-interest.

10

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Smurfit Packaging Corporation Savings Plan

Years Ended December 31, 2003 and 2002

Smurfit Packaging Corporation Savings Plan

Financial Statements

and Supplemental Schedule

Years Ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

The Administrative Committee

Smurfit-Stone Container Corporation Retirement Plans

We have audited the accompanying statements of net assets available for benefits of Smurfit Packaging Corporation Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

May 27, 2004

A Member Practice of Ernst & Young Global

1

Smurfit Packaging Corporation Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments, at fair value	$17,377,078	$15,822,690
Employee contribution receivable	5,354	7,883
Employer contribution receivable	18,612	7,601

Net assets available for benefits	$17,401,044	$15,838,174

See accompanying notes.

2

Smurfit Packaging Corporation Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2003	2002
Additions
Interest and dividends	$353,782	$420,890
Transfers of participant accounts from (to) other plans	147,961	(72)

Contributions:
Employees	235,315	552,251
Employer	115,044	289,642

Total additions	852,102	1,262,711

Deductions
Withdrawals by participants	(1,980,151)	(3,877,410)
Administrative expenses	(10,147)	(11,162)

Total deductions	(1,990,298)	(3,888,572)

Net realized and unrealized appreciation (depreciation) in fair value of investments	2,701,066	(2,176,573)

Net increase (decrease)	1,562,870	(4,802,434)

Net assets available for benefits:
Beginning of year	15,838,174	20,640,608

End of year	$17,401,044	$15,838,174

See accompanying notes.

3

Smurfit Packaging Corporation Savings Plan

Notes to Financial Statements

December 31, 2003

1. Description of Plan

The following description of the Smurfit Packaging Corporation Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. Smurfit Packaging LLC (the Company) is the Plan’s sponsor. The Company is a wholly owned subsidiary of Jefferson Smurfit Group plc (JS Group). Prior to September 2002, the Company owned an approximate 29% interest in Smurfit-Stone Container Corporation (SSCC).

General

The Plan is a defined contribution plan covering eligible salaried employees of the Company and its adopting subsidiaries and affiliates other than nonresident aliens, employees covered by a collective bargaining agreement unless specifically included, and leased employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute, on a pretax basis, from 1% to 20% of eligible compensation as defined by the Plan. Participants may also contribute amounts on an after-tax basis and rollover amounts representing distributions from other qualified defined benefit or contribution plans. The Company makes matching contributions up to the lesser of 70% of the first 6% of eligible compensation deferred by a participant or half of the elective contribution limit. Employee contributions and employer match amounts may be invested in mutual funds available through the Plan or SSCC common stock. All contributions are subject to applicable limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contribution, and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4

Smurfit Packaging Corporation Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of service, vesting in 20% of the employer match each year. Forfeitures of non-vested amounts are used to offset future Company contributions.

Investment Options

Upon enrollment in the Plan, the participant may direct contributions into various trusteed mutual funds or SSCC common stock. All participant contributions and employee matching contributions are participant-directed. In addition to the fund options, certain employees may have a portion of their plan investment held in the Exxon Mobil Corporation Common Stock Fund. Contributions are no longer permitted into this fund.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, excluding Company matching contributions. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range from 1 year to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

Distributions

The balance in a participant’s account is distributable upon termination of the participant’s employment for any reason, including death, retirement, permanent disability, resignation, or dismissal. The distribution will be made in the form of either a lump-sum payment or installment payments. Participant balances in the SSCC Company Stock Fund or Exxon Mobil Corporation Common Stock Fund are distributable in shares of common stock or cash, at the participant’s election. All other distributions are in cash. Inactive participants who have attained the age of 70 1/2 receive distributions in accordance with the Internal Revenue Service (IRS) minimum required distribution rules.

5

Smurfit Packaging Corporation Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Plan Administration

In September 2002, the Company signed an extension to an existing contractual agreement/administrative services contract with SSCC under which SSCC acted as plan administrator until the contract expired on December 31, 2003. As of January 1, 2004, Smurfit Packaging LLC assumed the role of plan administrator.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are reported on the accrual basis of accounting.

Investment Valuation and Income Recognition

The investments of the Plan in mutual funds are valued at fair value as determined by the trustee based upon quoted market price. Common stock is based on closing stock prices on national stock exchanges. Participant loans are valued at cost, which approximates market.

Dividend income is accrued on the ex-dividend date.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Administrative Expenses

Legal expenses are paid by the Company, and other administrative expenses are paid by the Plan.

6

Smurfit Packaging Corporation Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Withdrawals

Withdrawals are recorded when paid.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31
	2003	2002
SSCC common stock (87,084 and 96,861 shares of common stock)	$1,617,154	$1,490,699

T. Rowe Price Blended Stable Value Fund (2,986,188 and 3,268,702 shares of mutual fund)	2,986,188	3,268,702

Exxon Mobil Corporation Common Stock Fund (85,718 and 85,821 shares of common stock)	3,514,494	2,998,565

T. Rowe Price Equity Income Fund (112,477 and 132,407 shares of mutual fund)	2,717,460	2,620,335

T. Rowe Price Blue Chip Growth Fund (48,417 and 51,696 shares of mutual fund)	1,377,482	1,134,729

T. Rowe Price New Horizons Fund (49,408 and 51,805 shares of mutual fund)	1,225,331	860,481

T. Rowe Price Personal Strategy Balanced Fund (59,965 and 62,596 shares of mutual fund)	990,625	849,431

7

Smurfit Packaging Corporation Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2003	2002
Mutual funds	$1,949,869	$(1,898,941)
Common stock	751,197	(277,632)

	$2,701,066	$(2,176,573)

4. Non-Participant-Directed Investments

Effective July 1, 2002, all employer contributions may be exchanged into investment options desired by the participant. As such, beginning July 1, 2002, no investments are classified as non-participant-directed.

Information about the significant components of the changes in net assets relating to the SSCC Common Stock Fund (which was non-participant-directed until July 1, 2002) and JS Group Common Stock Fund is as follows:

Year Ended December 31, 2002

Beginning balance, SSCC Common Stock Fund	$1,792,984
Contributions	20,958
Net depreciation	(13,497)
Benefits paid to participants	(347,089)
Transfers from participant-directed investments and JS Group stock	37,343

Ending balance, SSCC Common Stock Fund	$1,490,699

Year Ended December 31, 2002

Beginning balance, JS Group Common Stock Fund	$501,988
Net depreciation and dividends	(433,362)
Forfeitures	(512)
Benefits paid to participants	(30,916)
Transfers to participant-directed investments	(37,198)

Ending balance, JS Group Common Stock Fund	$—

8

Smurfit Packaging Corporation Savings Plan

Notes to Financial Statements (continued)

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

6. Tax Status

The Plan has received a determination letter from the IRS dated May 15, 2003, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan’s administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

7. Partial Plan Termination

On February 4, 2002, the employment of the employees of the Hayward and Sacramento locations terminated because the facilities were sold. In aggregate, the terminations represented a partial termination of the Plan. As a result of this partial termination, all account balances of affected employees were fully vested as of February 4, 2002, the date on which the employees were terminated.

On May 28, 2002, the employment of the employees of the Exeter and Jamestown locations (collectively Sequoia Voting Systems, Inc.) terminated because the wholly owned subsidiary was sold in its entirety. In aggregate, the terminations represented a partial termination of the Plan. As a result of this partial termination, all account balances of affected employees were fully vested as of May 28, 2002, the date on which the employees were terminated.

9

Supplemental Schedule

Smurfit Packaging Corporation Savings Plan

EIN 43-1531057 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issuer	Description of Investment	Current Value
SSCC Common Stock Fund*	87,084 shares of common stock	$1,617,154

T. Rowe Price Blended Stable Value Fund*	2,986,188 shares of mutual fund	2,986,188

Exxon Mobil Corporation Common Stock Fund	85,718 shares of common stock	3,514,494

T. Rowe Price International Stock Fund*	18,321 shares of mutual fund	210,518

T. Rowe Price New Horizons Fund*	49,408 shares of mutual fund	1,225,331

T. Rowe Price Personal Strategy Balanced Fund*	59,965 shares of mutual fund	990,625

T. Rowe Price Equity Income Fund*	112,477 shares of mutual fund	2,717,460

Fidelity Value Fund	3,936 shares of mutual fund	244,334

Fidelity Contra Fund	4,330 shares of mutual fund	213,716

Putnam New Opportunities Fund	13,584 shares of mutual fund	512,418

Equity Index Trust (S&P 500)	18,496 shares of mutual fund	570,995

T. Rowe Price Personal Strategy Income Fund*	6,207 shares of mutual fund	86,094

T. Rowe Price Personal Strategy Growth Fund*	11,748 shares of mutual fund	226,866

T. Rowe Price Summit Cash Reserves Fund*	276,815 shares of mutual fund	276,815

T. Rowe Price Spectrum Income Fund*	39,923 shares of mutual fund	462,488

T. Rowe Price New Income Fund*	2,696 shares of mutual fund	24,400

T. Rowe Price Blue Chip Growth Fund*	48,417 shares of mutual fund	1,377,482

Small Cap Value Fund	527 shares of mutual fund	15,490

Various participants	Participant loans, interest rates from 4.00% to 4.25%, maturities through 2018	104,210

		$17,377,078

*	Parties-in-interest.

10

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

St. Laurent Paperboard Hourly Savings Plan

Years Ended December 31, 2003 and 2002

St. Laurent Paperboard Hourly Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2003 and 2002

Co nten ts

Report of Independent Registered Public Accounting Firm

The Administrative Committee

Smurfit-Stone Container Corporation Retirement Plans

We have audited the accompanying statements of net assets available for benefits of St. Laurent Paperboard Hourly Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

May 27, 2004

A Member Practice of Ernst & Young Global

1

St. Laurent Paperboard Hourly Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments, at fair value	$23,879,241	$17,886,282
Employee contribution receivable	39,698	37,112
Employer contribution receivable	28,615	39,048

Net assets available for benefits	$23,947,554	$17,962,442

See accompanying notes.

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St. Laurent Paperboard Hourly Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2003	2002
Additions
Interest and dividends	$436,017	$482,575
Transfer of participant accounts from (to) affiliated plans	6,645	(69,075)

Contributions:
Employees	2,384,958	2,530,013
Employer	366,911	453,186

Total additions	3,194,531	3,396,699

Deductions
Withdrawal by participants	(991,892)	(967,373)
Administrative expenses	(11,023)	(11,025)

Total deductions	(1,002,915)	(978,398)

Net realized and unrealized appreciation (depreciation) in fair value of investments	3,793,496	(2,800,626)

Net increase (decrease)	5,985,112	(382,325)

Net assets available for benefits:
Beginning of year	17,962,442	18,344,767

End of year	$23,947,554	$17,962,442

See accompanying notes.

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St. Laurent Paperboard Hourly Savings Plan

Notes to Financial Statements

December 31, 2003

1. Description of Plan

The following description of the St. Laurent Paperboard Hourly Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. St. Laurent Paperboard (U.S.), Inc. was the plan sponsor until July 31, 2003. Effective July 31, 2003, St. Laurent Paperboard (U.S.), Inc. merged into Stone Container Corporation (the Company). The Company assumed the role of plan sponsor effective July 31, 2003. The Company is a wholly owned subsidiary of Smurfit-Stone Container Corporation (SSCC).

General

The Plan is a defined contribution plan covering all eligible hourly employees at facilities identified with St. Laurent Paperboard (U.S), Inc. prior to the merger into the Company.

Contributions

Each year, participants may contribute from 1% to 22% of eligible compensation, as defined by the Plan, depending on the amount permitted for the particular location. The Company makes a matching contribution in varying amounts depending on the location where the participant is employed. Certain locations have adopted an amendment which specifies the Company contributions be made in the form of cash invested in SSCC common stock. Effective July 1, 2002, all employer contributions may be exchanged into investment options desired by the participant. Participants may also make rollover contributions to the Plan from other qualified retirement plans. All contributions are subject to applicable limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s matching contribution and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Company matching contributions plus actual earnings thereon are vested in 20% increments after one year of service with 100% vesting after five years of service.

4

St. Laurent Paperboard Hourly Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Investment Options

Upon enrollment in the Plan, the participant may direct contributions into various trusteed mutual funds and SSCC common stock. All participant contributions are participant-directed. Prior to July 2002, the employer matching contributions and any directed employee contributions were invested in the SSCC Company Stock Fund.

Forfeitures

Forfeitures of non-vested employer contributions are used to reduce future employer contributions. At December 31, 2003, the Company has approximately $54,000 in forfeitures which will be used to offset future employer contributions.

Distributions

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Participant balances in the SSCC Company Stock Fund are distributable in shares of SSCC common stock or cash, at the participant’s election. All other distributions are in cash. Inactive participants who have attained the age of 70 1/2 receive distributions in accordance with the Internal Revenue Service (IRS) minimum required distribution rules.

Participant Loans

Participants at certain locations, depending on the terms of the collective bargaining agreement, may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one year to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

5

St. Laurent Paperboard Hourly Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The investments of the Plan in mutual funds are valued at fair value as determined by the trustee based upon quoted market prices. Common stock is based on closing stock prices on national stock exchanges. Participant loans are valued at cost, which approximates market.

Dividend income is accrued on the ex-dividend date.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Administrative Expenses

Legal expenses are paid by the Company, and other administrative expenses are paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Withdrawals

Withdrawals are recorded when paid.

6

St. Laurent Paperboard Hourly Savings Plan

Notes to Financial Statements (continued)

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31
	2003	2002
T. Rowe Price Blue Chip Growth Fund (96,431 and 81,690 shares of mutual fund)	$2,743,464	$1,793,106

T. Rowe Price Spectrum Income Fund (162,202 and 149,717 shares of mutual fund)	1,909,119	1,610,957

T. Rowe Price Equity Income Fund (197,539 and 192,574 shares of mutual fund)	4,772,556	3,811,041

T. Rowe Price Blended Stable Value Fund (3,444,454 and 3,410,461 shares of mutual fund)	3,444,454	3,410,461

Putnam New Opportunities Fund (86,538 and 79,369 shares of mutual fund)	3,264,207	2,256,453

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31
	2003	2002
Mutual funds	$3,605,900	$(2,794,450)
Common stock	187,596	(6,176)

	$3,793,496	$(2,800,626)

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St. Laurent Paperboard Hourly Savings Plan

Notes to Financial Statements (continued)

4. Non-Participant-Directed Investments

Effective July 1, 2002, all employer contributions may be exchanged into investment options desired by the participant. As such, beginning July 1, 2002, no investments are classified as non-participant-directed.

Information about the significant components of the changes in net assets relating to the SSCC Common Stock Fund is as follows:

Year Ended December 31, 2002

Beginning balance, SSCC Common Stock Fund	$61,633
Contributions	439,616
Net depreciation	(6,176)
Benefits paid to participants	(8,546)
Net transfers to participant-directed investments or other SSCC plans	(7,033)

Ending balance, SSCC Common Stock Fund	$479,494

5. Plan Tax Status

The Plan has received a determination letter from the IRS dated October 10, 2002, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan’s administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt. The plan sponsor has indicated it will take the necessary steps, if any, to maintain the Plan’s qualified status.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act. In the event of plan termination, participants would become 100% vested in their accounts.

8

Supplemental Schedule

St. Laurent Paperboard Hourly Savings Plan

EIN 54-1850745

Plan No. 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issuer	Description of Assets	Current Value
SSCC Common Stock Fund*	50,436 shares of common stock	$936,600

T. Rowe Price Blended Stable Value Fund*	3,444,454 shares of mutual fund	3,444,454

T. Rowe Price Blue Chip Growth Fund*	96,431 shares of mutual fund	2,743,464

T. Rowe Price International Stock Fund*	65,655 shares of mutual fund	754,380

T. Rowe Price New Horizons Fund*	43,023 shares of mutual fund	1,066,975

T. Rowe Price Personal Strategy Balanced Fund*	32,833 shares of mutual fund	542,403

T. Rowe Price Equity Income Fund*	197,539 shares of mutual fund	4,772,556

Fidelity Value Fund	14,451 shares of mutual fund	897,012

Fidelity Contra Fund	12,787 shares of mutual fund	631,059

Putnam New Opportunities Fund	86,538 shares of mutual fund	3,264,207

Equity Index Trust (S&P 500)	16,752 shares of mutual fund	517,136

T. Rowe Price Personal Strategy Income Fund*	17,441 shares of mutual fund	241,908

T. Rowe Price Personal Strategy Growth Fund*	44,237 shares of mutual fund	854,228

T. Rowe Price Summit Cash Reserves Fund*	975,912 shares of mutual fund	975,912

9

St. Laurent Paperboard Hourly Savings Plan

EIN 54-1850745

Plan No. 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issuer	Description of Assets	Current Value
T. Rowe Price Spectrum Income Fund*	162,202 shares of mutual fund	1,909,119

T. Rowe Price New Income Fund*	4,339 shares of mutual fund	39,274

T. Rowe Price Small Capitalization Value Fund*	3,229 shares of mutual fund	94,908

Participant loans*	Loans to participants, bearing interest at 4.00% to 4.25%, maturities through 2018	193,646

		$23,879,241

*	Party-in-interest.

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